United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington D.C.

20549

United States of America

25 March 2021

Attention:	Joseph Klinko, Office of Energy & Transportation
Lily Dang, Office of Energy & Transportation

Re:	VivoPower International PLC Form 20-F for the Fiscal Year ended June 30, 2020 Filed September 8, 2020 File No. 001-37974

Ladies and Gentlemen,

We are responding to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) on March 1, 2021(the “Letter”) relating to the Form 20-F for the fiscal year ended June 30, 2020 filed with the Securities and Exchange Commission on September 8, 2020 (the “Form 20-F”). Where references are made to VivoPower, these shall include VivoPower and/or Tembo as applicable.

For ease of review, we have set forth below each of the numbered comments of your letter in italic type followed by our responses thereto.

Form 20-F for the Fiscal Year ended June 30, 2020

Information on the Company

History and Development of the Company, page 22

1.

We note your disclosure stating that in August 2020 you announced plans to enter the commercial electric vehicle market "...to provide sustainable energy solutions for light electric vehicles" and we see that you have since made various representations about revenues to be earned under a contract with GB Auto in Australia, in press releases filed on Form 6-K, December 23, 2020, January 25, 2021, February 2, 2021, and February 24, 2021, including your half-year report and presentation.

In the half-year report, you state that the GB Auto partnership is “worth an estimated $250 million” and that revenue "from the agreement” is expected to be at least US$250 million over the initial four years. You disclose that GB Auto is expected to purchase at least 2,000 Tembo electric conversion kits in the first four years of the agreement, which seems to imply that you are expecting to record $125,000 in revenue for each conversion kit sold under the contract. However, in some instances you appear to qualify the expectation for revenues by stating “…when combined with the value of the converted Toyota vehicles.”

The Scalpel, 18th Floor 52 Lime Street, London, England, EC3M 7AF

www.vivopower.com

Tell us how you have considered both the revenues and the costs of providing products and services under the contract in determining the worth of the contract that you report. Provide us with details of the specific products and/or services to be provided, and explain how you have formulated an expectation for $250 million in revenues over the four year period. Please submit an analysis of the contract provisions under IFRS 15; identify your performance obligations, explain how you will be measuring progress, and determining and allocating the transaction price.

If your contract includes the resale of vehicles, also explain how you have established your role as a principal in these transactions based on the guidance in paragraphs B34-B38 of IFRS 15. Please submit the contract for our review along with your response.

Response:

We respectfully acknowledge the Staff’s comment and have the following responses. We have considered the revenues and the costs of providing products and services under the contract in determining the worth of the contract in the manner provided in the last paragraph of this response.

The products and services to be provided by each party are as follows:

Pre-production activities:

●

Design, engineering and planning activities, including completing the production development plan, specification book and definition of the industrialisation processes, for both the Tembo assembled conversion kit, and the GB Auto actioned final kit assembly and customer specific final fit-out (Tembo).

●	Design of tooling & facilities for kits production in Netherlands (Tembo).
●	Procurement of tooling and facilities for kit assembly (Tembo).
●	Design of tooling & facilities for final assembly in Australia (Tembo).
●	Procurement of tooling and facilities for kit assembly in accordance with Tembo instructions (GB Auto).

Production activities:

●	Procurement of batteries, electrical & other components for conversion kits (Tembo).
●	Assemble conversion kits, deliver to GB Auto (Tembo).
●	Procurement of OEM vehicles ready for modification, also harnesses, other local products (GB Auto).
●	Installation of conversion kits, harnesses and other local products in accordance with instructions provided by Tembo (GB Auto).
●	Final customer sale to customer in name of VivoPower or Tembo (Tembo).
●	Distributor of completed vehicles (GB Auto).
●	Supplier of Spare Parts (GB Auto).
●	Aftermarket and ancillary services (GB Auto).

We have formulated an expectation for $250 million in revenues over the four-year period by considering the revenues, receivables and cost elements in producing the vehicles. VivoPower will receive future revenue for the vehicles from the end customer. Whilst the sales price is not specified in the Distribution and Referral Agreement, as stated below, the sales price per vehicle is currently estimated at US$125,000. GB Auto will receive future revenue from VivoPower in the form of cost recovery and commission for its services and goods provided in accordance with the Distribution and Referral Agreement, under the direction of VivoPower.

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In terms of understanding the cost elements involved in producing the vehicles, the key items are:

Pre-production:

●	Labour and other project costs for pre-production design, engineering and planning costs, for conversion kits, final assembly, and associated tooling and facilities for both (Tembo).
●	Purchase of tooling and facilities, including associated installation cost, for kit assembly (Tembo).
●	Purchase of tooling and facilities, including associated installation cost, for final assembly (GB Auto).

Production:

●	Purchase of batteries, electrical & other components for conversion kits (Tembo).
●	Labour and other costs of assembling conversion kits, delivering to GB Auto (Tembo).
●	Purchase of OEM vehicles ready for modification, also harnesses, other local products (GB Auto).
●	Labour and other costs of installing conversion kits, harnesses and other local products in accordance with instructions provided by Tembo (GB Auto).
●	Marketing and sales (GB Auto).

In terms of relative value of the components supplied to the finished goods, the materials supplied by VivoPower in the conversion kit have greater cost than the OEM vehicle, and represent more than75% of the cost of the components to be installed in the OEM vehicle in order to complete the modifications required (with the remainder being provided by GB Auto).

In addition, but for the VivoPower electrification kits the end customer would not be purchasing these modified OEM vehicles. Furthermore, it should be noted that this Distribution and Referral Agreement is exclusively for Australia and New Zealand and VivoPower, at its discretion, may engage with other distributors or subcontractors pursuant to other future customer contracts in other jurisdictions.

You have asked us to analyse the contract provisions under IFRS 15. Under a future customer contract, the overall performance obligation of VivoPower will require the arrangement between Vivopower and GB Auto and the delivery of modified, ruggedized, electric vehicles to the customer (e.g., a mining company). Concepts of which entity in the arrangement acts as principal are considered below.

Firstly, it is necessary to consider whether the performance obligations and the passing of control in the vehicle to the customer occur over a period of time, requiring measurement of progress as performance obligations are met, or are satisfied at a point in time, in which case revenue recognition occurs in full at that point in time.

The criteria for transferring control of a good or service over time, set out in paragraphs 35-37 of IFRS 15, are:

●	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;
●	The entity’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced;
●	The entity’s performance does not create an asset with an alternative use to the entity (see paragraph 36) and the entity has an enforceable right to payment for performance completed to date.

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The criteria in paragraphs 35-37 do not apply to the delivery of completed motor vehicles in this instance, as:

●	Whilst each party performs work to assemble the vehicle, the customer receives and consumes no benefit;
●	Whilst the assembly work is performed, the customer has no control over the (partially assembled) vehicle.
●	The vehicle assembly work performed does not create an asset with an alternative use for VivoPower
●	The customer will only accept a completed vehicle that meets the certifications and standards required for its use case.

Therefore, as is common practice in the automotive industry, the performance obligations of the principal in a future contract with the third-party customer (e.g. mining company) are satisfied at a point in time, see IFRS 15 paragraph 38, which would be typically delivery, or acceptance of the vehicle. We, therefore will be treating the future revenue in accordance with this common practice.

Determination and allocation of the transaction price:

The current list price of an electric Tembo vehicle is an average of approximately US$200,000 (noting that this will vary by customer specifications with some instances of Tembo vehicles being closer to US$360,000). We have conservatively estimated an average sale price of US$125,000 per vehicle over the life of the GB Auto partnership. This is a prudent, indicative price, based on bench marking analysis conducted by VivoPower and is substantially below the current price list as well as the price of comparable vehicles in the market, where there is a significant premium on vehicles adapted for specific industrial purposes in challenging environments (e.g., mining).

As the performance obligations of the customer contract will be satisfied at a point in time, the total customer sale price will be allocated to the performance obligation upon sale, with no progress revenue recorded prior to this point.

The following factors are relevant to identification of the principal under IFRS 15 paragraphs B34-38:

●	VivoPower will be entering into contractual arrangements with the end customer.

●

VivoPower will be primarily responsible for fulfilling the promise to provide the specified goods (modified electric vehicles) to the customer (e.g. mining companies), see IFRS 15 paragraph B37 (a), since:

●

The production development plan, specification book and industrialisation process to build and manage the processes required to complete the conversion kit, and to assemble the kit on the OEM vehicle, are being designed and managed by Tembo.

●	The kits to convert the vehicles to electric motor form by far the largest modification to the procured OEM vehicles. These kits are produced by Tembo.
●	In terms of materials value, the components assembled by Tembo represent over 75% of the cost of the additional components added to the original OEM vehicle
●	Tembo bears primary responsibility for ensuring the vehicle meets the customer requirements, as the production development plan, specification book etc. are all being developed and provided by Tembo.
●	The customer warranty will be in the name of VivoPower or Tembo.

●

Whilst matters of inventory of completed modified vehicles have not been specifically addressed yet, inventory risk is expected to lie with VivoPower, as any customer returns, or surplus vehicles assembled that are not sold to a customer or to GB Auto as dealer, would be at VivoPower discretion to direct the use of such vehicle. See IFRS 15 paragraph B37 (b).

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●

VivoPower has discretion in setting the price for the modified electric vehicles to the customer (e.g. mining companies), see IFRS 15 paragraph B37 (c), sales of vehicles and spare parts shall be at the list prices provided by VivoPower (see Distribution and Referral Agreement clause 8.1a).

●

The performance obligation of GB Auto is to arrange for the provision of certain goods and services as specified by VivoPower or Tembo (detailed in the above list of products and services to be provided by each party). As such services are performed, GB Auto will earn a commission from VivoPower for performing the services and supplying the goods requested by VivoPower (see Distribution and Referral Agreement clause 9.2). This defines GB Auto’s position as agent, not principal. See IFRS 15 paragraph B36.

Considering all these factors in combination, we believe it is clear that VivoPower, in promising to deliver modified, ruggedized electric vehicles to customers, controls and directs GB Auto to participate in the procurement and assembly of these vehicles and accordingly, under IFRS 15 paragraph B35 A (b), VivoPower, not GB Auto, is the principal in the distribution arrangement between Vivopower and GB Auto.

Formulation of 4 year US$250 million revenue expectation

Having identified VivoPower as the Principal, then as VivoPower satisfies the performance obligation of delivery of completed vehicles, VivoPower will recognise the revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred. See IFRS 15 paragraph B35 B.

The 2,000 conversion kits required from VivoPower for GB Auto to assemble during the initial four years of the term of the Distribution and Referral Agreement, correspond to 2,000 vehicles that the parties anticipate assembling and selling to customers during this same period.

Using the prudent pricing of US$125,000 per vehicle, gives a total expected revenue to VivoPower as principal in the Distribution and Referral Agreement of US$250 million in the four-year period.

2.

We note your October 9, 2020 press release states that you purchased your initial 51% interest in Tembo for US$4.7 million, and your February 2, 2021 press release states that you acquired the remaining 49% interest by paying US$2.2 million and issuing 15,793 VivoPower shares, having an apparent combined value of about US$2.4 million.

Please submit the contract(s) governing these transactions, including any option to acquire the remaining interest for our review. Please explain how the purchase price of both the initial and remaining interests were determined, and how the $250 million value ascribed to the contract with GB Auto was or was not considered and reflected in the terms, along with your rationale. Please describe the status of initiatives to secure the contract with GB Auto at the time of negotiating your initial investment.

Response:

We respectfully acknowledge the Staff’s comment and advise the following.

The purchase price for the initial 51 percent acquisition of the outstanding Tembo interests was determined in direct arms’ length negotiation with the founders of Tembo.  Prior to the acquisition of the initial 51 percent, an Investment Committee report was produced for the benefit of the board of VivoPower which outlined in detail such matters as a profile on Tembo, Valuation Parameters, Key Risks and Mitigants, Investment Merits, overview of the business from a corporate, operational, enegineering and cultural perspective, an industry Overview, Transaction Structure, Financials and Key Issues Register.

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You will find below a timeline of events as it relates to the acquisition of Tembo by VivoPower and a timeline of events which led to the entry into the Distribution and Referral Agreement.

On or around October 9, 2020 the prior shareholders of Tembo and VivoPower entered into a number of transaction documents, including but not limited a Shareholders Agreement that quantified the value of the Tembo interests and the value of the remaining 49% of Tembo.

The possibility of entry into a future agreement with GB Auto was not considered in VivoPower’s analysis as to whether or not to conclude an investment into Tembo. The possibility to enter into the Distribution and Referral Agreement with GB Auto was not a consideration at the time of purchase. This is evidenced following the timeline of events namely:

-	September 21, 2020, VivoPower enters into a Letter of Intent to purchase 51% of Tembo.
-	October 9, 2020, VivoPower enter into a definitive agreement to purchase 51% of Tembo.
-	January 25, 2021 VivoPower and Tembo enter in to the Distribution and Referral Agreement.
-	February 2, 2021, VivoPower acquires the remaining 49% of Tembo.

Initial conversations between VivoPower and GB Auto took place on October 22, 2020, with a subsequent Non-Disclosure Agreement entered into on November 12, 2020 in order to discuss a potential contractual relationship.

As requested, we have also separately provided you with the documents requested.

Yours faithfully,

/s/ Kevin Chin

……………………………………………….

Kevin Chin,

Chief Executive Officer

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